                                  EXHIBIT 99.29


Diodes Incorporated
FOR IMMEDIATE RELEASE

Diodes, Inc. Reports Second Quarter 2001 Results

Westlake Village, California, July 31, 2001 -- Diodes Incorporated (Nasdaq:
DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the communications, computing, industrial, consumer electronics and automotive industries, today reported financial results for the second quarter ended June 30, 2001.

Revenues for the second quarter were $21.0 million, a decrease of 36% as compared to $32.6 million for the comparable quarter in 2000. Net income for the same period decreased 88% to $525,000, as compared to $4.3 million for the three months ended June 30, 2000.

Diluted earnings per share were $0.06 for the second quarter of 2001, a decrease of 87% as compared to $0.46 per diluted share for the same period last year.

For the first six months of 2001, the Company earned $1.0 million, or $0.12 per diluted share, on revenues of $46.7 million, compared to net income of $7.5 million, or $0.81 per diluted share, on revenues of $60.0 million for the same period in 2000.

Commenting on the Company's financial results, C. H. Chen, President and Chief Executive Officer of Diodes, said, "In the second quarter, Diodes has continued to be challenged by one of the deepest, most rapid downturns in the history of the semiconductor industry. This turbulent market environment adversely impacted our sales, margins and product mix. I am pleased to report that management has taken swift and decisive action to adjust our cost structure and manage our working capital, such that the Company was able to report our forty-fifth consecutive quarter of profitability.

"Diodes has maintained our strategic focus on those issues we believe will drive our success over the next industry cycle. This includes maintaining our world-class customer service orientation, expanding our sales organization to reach markets such as Europe and mainland China, forming mutually beneficial alliances with industry leaders and developing new devices that apply innovative technology to solve our customers' needs."

Second Quarter Highlights:

Forty-fifth consecutive quarter of profitability with Q2 EPS of $0.06 Appointment of European sales manager
Restructured balance sheet increases financial flexibility

The Company's gross profit margin was 19.3% in the second quarter, as compared to 16.0% in the prior quarter and 32.2% in the second quarter of 2000. This decrease as compared to the prior year reflects reduced capacity utilization of the Company's manufacturing assets at both FabTech and Diodes-China and significant pricing pressure in all markets.

"Since becoming aware of the magnitude of this correction at the end of last year, Diodes has continued to look at every area of our organization for opportunities to adjust costs and increase efficiencies. We also made progress in reducing fixed costs and improving manufacturing yields at our wafer foundry. As a result, despite a sequential drop in market demand, we were able to improve our gross margin by over 3 percentage points," said Chen.

SG&A expenses were reduced by $1.8 million to 16.4% of net sales in the quarter compared to 16.2% in the second quarter of 2000, reflecting significant cost-saving initiatives to bring overhead expenses in-line with a reduced revenue base.



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

"During the second quarter, demand in North America remained weak, as distributors and OEM's continued to reduce inventory levels following several quarters of aggressive ordering to support what proved to be overly optimistic growth forecasts. By contrast, unit demand in the Asian market increased in Q2, but was accompanied by severe pricing pressures and a product shift towards lower-margin devices. We believe that there are some structural forces that are likely to create a more normalized demand picture by the end of the year, but given the significant uncertainty as to the timing of this event, we continue to manage for these contingencies."

"Even during this challenging period, Diodes has continued to maintain or increase market share, while laying the groundwork to penetrate new markets in geographic regions that we believe will be key to our future growth. We are pleased with our rapid progress in building a sales organization capable of winning customers in Europe. In addition, Diodes is forming a Hong Kong sales subsidiary that will facilitate entry into the China market. Most importantly, we have continued to build our research and development capability and new product pipeline, so as to develop devices that will deliver unique value to our customers and support sustainable, high margin programs. This is part of our strategy to position Diodes as a technology leader in discrete markets," said Chen.

Chen noted that Diodes generated cash flow from operations of $4.2 million in the first half of this year, in part attributable to a 25% decrease of inventories to $23.9 million from $31.8 million at the beginning of this year. In addition, the Company recently renegotiated payment terms on $10 million of the note assumed as part of the FabTech wafer foundry purchase from Lite-On Semiconductor Corp. (LSC), from 12 months to 36 months, reducing the current portion of this debt by $7.5 million. "With the existing credit facility, we believe the Company has sufficient liquidity to meet our foreseeable requirements," Chen concluded.

Join us for our conference call to be broadcast live at 9:00 am PDT (12 noon
EDT) today, available via webcast at the investor section of Diodes' website at: www.diodes.com.

About Diodes Incorporated

Diodes, Inc. (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, industrial, consumer electronics and automotive markets. The Company operates two Far East subsidiaries, Diodes-China (QS-9000 & ISO-14001 certified) in Shanghai and Diodes-Taiwan (ISO-9000 certified) in Taipei. Diodes-China's manufacturing focus is on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. The Company's newly acquired 5" wafer foundry, Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Source:  Diodes Incorporated

CONTACT: Crocker Coulson, Partner, Coffin Communications Group; (818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Inc.; (805) 446-4800

Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.

        CONSOLIDATED CONDENSED INCOME STATEMENT and BALANCE SHEET FOLLOWS



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

                      DIODES INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                   (Unaudited)


                                                    THREE MONTHS ENDED                    SIX MONTHS ENDED
                                                         JUNE 30,                             JUNE 30,
                                             -------------------------------       -------------------------------
                                                 2000               2001               2000               2001
                                             ------------       ------------       ------------       ------------
NET SALES                                    $ 32,600,000       $ 21,001,000       $ 60,037,000       $ 46,749,000
Cost of Goods Sold                             22,111,000         16,957,000         41,111,000         38,584,000
                                             ------------       ------------       ------------       ------------

    Gross profit                               10,489,000          4,044,000         18,926,000          8,165,000

SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES                                      5,270,000          3,453,000          9,812,000          6,637,000
                                             ------------       ------------       ------------       ------------

    Income from operations                      5,219,000            591,000          9,114,000          1,528,000

OTHER INCOME (EXPENSE)
    Interest income                               143,000             69,000            195,000            136,000
    Interest expense                             (372,000)          (570,000)          (588,000)        (1,310,000)
    Other                                          40,000            220,000             46,000            123,000
                                             ------------       ------------       ------------       ------------
                                                 (189,000)          (281,000)          (347,000)        (1,051,000)

Income before income taxes and minority
  interest                                      5,030,000            310,000          8,767,000            477,000
INCOME TAX BENEFIT (PROVISION)                   (535,000)           260,000         (1,027,000)           689,000
                                             ------------       ------------       ------------       ------------

Income before minority interest                 4,495,000            570,000          7,740,000          1,166,000

MINORITY INTEREST IN JOINT VENTURE
  EARNINGS                                       (175,000)           (45,000)          (280,000)          (119,000)
                                             ------------       ------------       ------------       ------------

NET INCOME                                   $  4,320,000       $    525,000       $  7,460,000       $  1,047,000
                                             ============       ============       ============       ============

EARNINGS PER SHARE
    Basic                                    $       0.54       $       0.06       $       0.93       $       0.13
    Diluted                                  $       0.46       $       0.06       $       0.81       $       0.12
                                             ============       ============       ============       ============

WEIGHTED AVERAGE SHARES OUTSTANDING
    Basic                                       8,072,885          8,143,318          8,029,413          8,139,501
    Diluted                                     9,340,505          8,896,326          9,250,361          8,970,250
                                             ============       ============       ============       ============



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

                      DIODES INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEET


                                     ASSETS


                                                      DECEMBER 31,        JUNE 30,
                                                          2000              2001
                                                      ------------      ------------
                                                                         (UNAUDITED)
CURRENT ASSETS
    Cash                                              $  4,476,000      $  2,867,000
    Accounts receivable
        Customers                                       19,723,000        19,267,000
        Related parties                                    615,000         1,467,000
        Other                                               26,000                --
                                                      ------------      ------------
                                                        20,364,000        20,734,000
        Less allowance for doubtful receivables            311,000           250,000
                                                      ------------      ------------
                                                        20,053,000        20,484,000

    Inventories                                         31,788,000        23,939,000
    Deferred income taxes, current                       4,387,000         4,382,000
    Prepaid expenses and other current assets              686,000           912,000
                                                      ------------      ------------

               Total current assets                     61,390,000        52,584,000

PROPERTY, PLANT AND EQUIPMENT, at cost, net
    of accumulated depreciation and amortization        45,129,000        47,569,000

DEFERRED INCOME TAXES, non-current                         616,000         2,173,000

OTHER ASSETS
    Goodwill, net                                        5,318,000         5,463,000
    Other                                                  497,000           459,000
                                                      ------------      ------------

TOTAL ASSETS                                          $112,950,000      $108,248,000
                                                      ============      ============



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

                      DIODES INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                         DECEMBER 31,        JUNE 30,
                                                                             2000              2001
                                                                         ------------      ------------
                                                                                            (UNAUDITED)
CURRENT LIABILITIES
    Line of credit                                                       $  7,750,000      $  8,055,000
    Accounts payable
        Trade                                                              10,710,000         6,234,000
        Related parties                                                     1,008,000         2,713,000
    Accrued liabilities                                                     8,401,000         5,472,000
    Income taxes payable                                                    1,370,000           329,000
    Current portion of long-term debt
        Related party                                                      11,049,000         3,240,000
        Other                                                               3,811,000         3,550,000
                                                                         ------------      ------------
               Total current liabilities                                   44,099,000        29,593,000

LONG-TERM DEBT, net of current portion
        Related party                                                       2,500,000        10,000,000
        Other                                                              13,497,000        14,314,000
                                                                         ------------      ------------

MINORITY INTEREST IN JOINT VENTURE                                          1,601,000         1,720,000

STOCKHOLDERS' EQUITY
    Class A convertible preferred stock -
        par value $1.00 per share;
        1,000,000 shares authorized;
        no shares issued and outstanding                                           --                --
    Common stock - par value $0.66 2/3 per share;
        30,000,000 shares authorized; 9,201,704 and 9,222,205
        shares issued and outstanding at December 31, 2000
        and June 30, 2001, respectively                                     6,134,000         6,148,000
    Additional paid-in capital                                              7,143,000         7,224,000
    Retained earnings                                                      39,758,000        41,031,000
                                                                         ------------      ------------
                                                                           53,035,000        54,403,000
    Less:
        Treasury stock -- 1,075,672 shares of common stock, at cost         1,782,000         1,782,000
                                                                         ------------      ------------

               Total stockholders' equity                                  51,253,000        52,621,000
                                                                         ------------      ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $112,950,000      $108,248,000
                                                                         ============      ============


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